INVEST IN **ARKHAUS**

A Global Network of Next Generation Floating Social Clubs



arkhaus.miami Miami FL

Main Street | Hospitality | Community | Sustainability | Recreation

LEAD INVESTOR

Douglas James Scribner

I grew up on a lake and it always been on boats on boats and the water. The idea of a social club that floats sounds like such a great fit for me. I also live in Miami part of the year so knowing that their 1st club will be so close is it another reason for the good fit. On top of that I am fascinated with renewable energy and solar power. I hope to one day own my own solar yacht! I see this investment not just as a way to Increase my bottom line in the future, but to also drive innovative energy solutions forward which is my passion. The tipping point for my decision came when I found out they were selling membership NFTs, I'm an early Bitcoin OG and love the crypto space. Not only am I an investor but I also bought a perpetual membership NFT :)

Invested $75,000 this round

Highlights

1. ⚡ A lifestyle club on 4 solar-electric yachts, connected to create an extraordinary floating villa.
2. 💰 Over $550k already invested prior to WeFunder campaign.
3. 🔑 Membership pre-sales open. Over 40% applied for. Projecting fully sold out by Q1 2023.
4. ⚓ Miami site identified and pricing negotiated; Vessels enter production in Fall.
5. 🤝 Coordinating with US Coast Guard to clarify all aspects of operations are approved.
6. 📈 Stable Projected EBIT (single location) of $8.0M in yr 1. Projections not guaranteed.
7. 🚀 Investment into parent multiplies with future locations (NYC, CA, Paris, Istanbul, Dubai).

6. 📈 Stable Projected EBIT (single location) of $8.0M in yr 1. Projections not guaranteed.
7. 🚀 Investment into parent multiplies with future locations (NYC, CA, Paris, Istanbul, Dubai).

8. 💼 Founders from Wall Street (Bear Stearns, RBS) & luxury brand management (LVMH).

Our Team



Sam Payrovi CEO, Co-Founder

14-year investment banker turned serial entrepreneur. Graduating from UCLA with dual degrees, in 2001 he joined Bear Stearns' market-leading mortgage analytics F.A.ST. group.

ARKHAUS is the evolution of our first hospitality venture CSTM HAUS. During a successful CSTM HAUS Miami pop-up at the Faena Bazaar rooftop, we met the Arkup team and it became clear we could take this concept to a new level-one that reflected Miami's "life on water". We soon announced ARKHAUS and pre-sale memberships began rolling in.



Nathalie Paiva CXO, Co-Founder

Drawing on marketing standards from years of in-house work with such global luxury leaders as LVMH, Nathalie has extensive experience developing strategy & communication plans for high-touch, service-oriented brands.



Drew Kelley Head of Finance

With 20+ years in the hospitality, leisure & entertainment sector, Drew has executed over $50 billion of capital market and strategic transactions at Bear Stearns and Jefferies. Most recently, Drew served as the CFO of Mohegan Sun Gaming.

Pitch

Opportunity

A Rare Venture Scale Hospitality & Real Estate Investment

A combination hospitality & real estate project, the ARKHAUS investment opportunity has been structured to target venture-scale returns.

Currently, only one global player exists in the rapidly expanding market of private membership clubs: Soho House. More importantly, this space has not seen any innovation for decades. The market is yearning for a new player - one that can innovate to excite its clientele and compete globally.

- **REVENUE:** Unlike regular startups which generate revenue many years after their initial investment, ARKHAUS is projected to generate revenue in the first year of operations (not guaranteed); The club will collect membership dues from all pre-sale applicants upon converting applications to full memberships (projected Q1 2023).
- **SCALE:** Hospitality and Real-Estate investments are generally made into a single location. This investment is into the ARKHAUS parent company and, as such, will benefit from all future locations.
- **MULTIPLE:** IB Research analysts target a mid to high teens (EV/EBITDA) multiple for the hospitality sector. A detailed examination of analyst reports provides an average 16.4X multiple for a mature membership club business.
- **EXIT:** As only the second global player, and with a differentiated offering, ARKHAUS will become an exciting acquisition target for competitors. The company will consider such an acquisition, or alternatively, target a 5-7 year exit to Private Equity or IPO.
- **CURRENT vs FUTURE INVESTMENT ROUNDS:** This investment is into the ARKHAUS parent company and will benefit from all future ARKHAUS locations as well. Subsequent rounds of investment will be made into, and benefit only from, individual ARKHAUS locations. In addition, investors in this round will be provided with first access to such future investments.

The Business

A Global Network of

A Global Network of Floating Lifestyle Clubs

Positioned to redefine the members club of yesteryear, ARKHAUS connects 4 futuristic solar-electric yachts to anchor an exciting new vision where community, innovation, and fun collide. Members can meet, relax or entertain from the modular floating villa, complete with outdoor decks & rooftop lounges overlooking a protected pool in the center.

Each vessel is a ~2000sf livable yacht, designed and manufactured by Miami-based Arkup. With 640sf of interior space, a 640sf open roof deck covered by a solar canopy, and wraparound decks, each unit is a mini mansion floating on water.



To form the club, four Arkup vessels connect and deploy their retractable spuds, anchoring and elevating the club into a solid platform hovering a few feet above water. Eliminating any rocking or motion from the waves, the result is a diamond-shaped platform comprised of wraparound decks that frame a filtered, bay water pool.



On ARKHAUS, guests will experience 360 degrees of activities, entertainment, and amenities across the multi-level structures which will be split between private dining and communal space.

On Board Experience

A Hub for the Ever-Merging World of Work & Play

Mornings - The day breaks
Start the day with guided yoga and meditation led by world-class instructors.





Work Days - Limitless Views Inspire
Break away from the office to work with a view, or host a lunch meeting in style.



Play Days - Indulge & Let Loose
The fun is just getting started as the week comes to an end. Featuring resident DJs and performances, join us on the weekends as we unwind and party on deck—with bookable cabanas, daybeds, rooftop jacuzzis, and food & bar service.



Evenings - The Night Caps
As the sun sets and the moon rises, mix & mingle with rooftop cocktails and great company.





Membership details

With only 360 memberships available, ARKHAUS has the luxury of staying true to its core culture. This means members enjoy exclusivity and fun without the drama.

- **Food & Beverage:** On-board dining will span from breakfast to dinner, featuring fresh, rotating menus from local noteworthy chefs and restaurateurs. Beverage service will be available on board at the bar or through the wait staff.
- **Programming:** Members and guests will have access to weekly hosted events—from master mixologist cocktail hours to world class music performances to the latest in health & wellness activities.
- **Access:** Every member will receive 30 hours of access to the club per month.
- **Guests:** Members can choose to draw on their 30 hours of access or purchase guest passes.
- **Charters:** Only members can charter individual ARKHAUS vessels for private experiences. Whether they keep the vessel connected for a private party or disconnect for a sunset sail, members are sure to offer their guests an unforgettable experience.

Customers

360 Members
Limited. Exclusive. Powerful.

With only 360 memberships made available for presale, access will be limited to members and their guests.

Membership Demographics

By design, our application process allows us to handpick a curated membership base. Every application is followed by a 1:1 conversion to assess the demographic mix, according to the following targets:



Gender
Women 50%
Men 50%
Age
50+ 17%
20-30 17%
30-40 33%
40-50 33%
Profession
Media 20%
Startups 20%
Fashion 20%
Finance 17%
Real Estate 8%
Entertainment 15%

Timeline

Charting for Launch Success

Following a successful 6 month pop-up at the world-renowned Faena Hotel's Bazaar rooftop, CSTM HAUS Miami served to assess, ideate, and develop the evolution of the membership club: ARKHAUS. Announcing ARKHAUS in June of 2021, an aggressive but manageable roadmap was launched.



April 2021
Arkup 40' Introduced
To CSTM HAUS
June 2021
ArkHAUS Announced
July 2021
Place Initial Deposit
on 4 Vesse s
August 2021
Accept 1st Membership
Application
July 2022
Place Production Deposit
on First Set of Vessels
August 2022
Vessels Production Begins
Q4 2022
Award & Confirm
Memberships
Q2 2023
Vessel Finished
& Delivered
Ideate
Develop
Launch
Spring 2023
Launch

- **(T-9 mo) Assets**
  Begin production of the vessels upon closing investment round, with a 30% deposit to fund USA-based manufacturing.
- **(T-7 mo) Location**
  Narrow private discussions with preferred options to secure location and docking agreement
- **(T-6 mo) Membership Agreement**
  Finalize details in a uniquely crafted agreement that allows members and guests access to all four boats
- **(T-5 mo) Memberships Awarded**
  With the location and membership agreements finalized, we will begin to select and award memberships to applicants.
- **(T-4 mo) Vendors & Partners**
  Select entertainment, food & beverage, maintenance, and other vendors from our curated roster.
- **(T-2 mo) Staffing**
  Hire 32 staff members across management, captains, hosts, lifeguards, bartenders, servers, operations, facilities, and security.
- **(T-1 mo) Training**
  Engage in a rigorous hospitality and safety training program.

Traction

All Systems Go

The rate of pre-sale memberships is outpacing projections, demonstrating the tremendous market demand for a new type of member club.

Word of mouth sold over half of Tier 1 Annual Memberships before the release of any primary marketing materials. Having now layered on a minimal marketing budget, customer acquisition cost (CAC) is already performing at 58% lower than initial projections and continuing to decline.

Prior to opening, interested members can submit an application with a refundable deposit, available in 3 Tiers:

- **Tier 1** | 80 available -- $5,000 **[FILLED]**
- **Tier 2** | 90 available -- $6,250 **[ACTIVE]**
- **Tier 3** | 180 available -- $7,500
- **NFT Forever Memberships** | 10 Total, 4 Sold, 6 Available -- The club of the future isn't complete without the membership type of the future. ArkHAUS is offering a very limited 10 "Forever Memberships" via NFT sales, of which 4 have sold for an average of 8.5 ETH ($27,753 USD equivalent at time of sale).

Membership


Tier 1 Pre-Sales
Tier 2 Pre-Sales
Tier 3 Pre-Sales
All Memberships Pre-Sold
Start
Complete

Location


Identify Site Requirements
Identify Appropriate Sites
Begin Negotiations
Narrow Sites to Top 3
Confirm Site Suitability
Establish Framework & Pricing
Execute Agreement
Start
Complete

Regulatory


Identify US Coast Guard & Other Gov't Stakeholders
Engage Maritime Legal Counsel to Produce Legal Memo
Establish Desired Framework
Counsel & USCG Discussions Regarding Framework
Counsel Produces Legal Memo Establishing Framework
Review Legal Memo and Refine Framework
Counsel & USCG Discuss Updated Framework
Counsel Produces Updated Legal Memo
Finalize Operating Guidelines Within Framework
Start
Complete

Vessels


Establish Partnership with Arkup
Review Arkup 40 Vessels Suitability and Club Configuration
Negotiate Pricing
Negotiate Purchase Agreement
Execute Purchase Agreement
Fund Vessel Deposits
Vessels in Production
Vessels Completed & Received
Start
Complete

Vision

A Strategy for Domestic & International Expansion

As a marine-based offering, the primary governmental interface for ARKHAUS is the US Coast Guard. The company will have to secure its business filing, liquor licenses, entertainment permits as required by city of Miami, Miami-Dade County, and the State of Florida. However, ARKHAUS' location and its operations are governed by USCG.

The US Coast Guard governs all bodies of water in the USA. Once ARKHAUS establishes and approves its Miami operations with the USCG, it can deploy clubs nationwide using the same framework. Opening a new club simply requires 1) producing the vessels, 2) pre-selling the membership, 3) identifying the location, and 4) selecting food, beverage, and entertainment partners.

ARKHAUS has engaged maritime-specialized legal counsel, Holland & Knight. H&K has been in regular communication with USCG, working to verify every aspect of operations. They have already produced a legal memo which clarifies the exact mode of operations that fit within the USGC regulatory framework.

Flagship Location: Miami

Boasting open water views and positioned away from marine traffic, ARKHAUS has the ability to be permanently docked with a hospitality partners, or "floating" a few hundred feet from the seawall.

The Miami location has been identified, negotiated, and agreed to in principle. ARKHAUS will soon sign a 2-year lease for said location, but until then, cannot disclose it. Below are a few potential locations.

ARKHAUS at Paraíso in Miami


Miami Locations - Edgewater
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ARKHAUS at Maurice Ferré Park in Miami


ArkHAUS at Maurice Ferre Park
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Future cities

Expansion beyond Miami will roll out in two separate 5-year phases.

Once the first location is live and generating buzz in Miami, pre-sale memberships will be made available to future locations in New York City, Los Angeles, San Francisco, Paris, Istanbul, and Dubai. This is the first 5-year phase of expansion.


SF
LA
NYC
PAR
IST
DUB

With 7 clubs opened in the first 5-year expansion, ARKHAUS will have refined its vessel production, on-board operations, pre-sales marketing and site selection. In the second 5-year expansion period, ARKHAUS can open 25-30 more locations globally. Any body of water with the appropriate aesthetics, a suitable local economy, and enough tourism draw to attract members from other locations is a potential location. Options include the French Riviera (Cannes), Sydney, Tulum, Cabo San Lucas, Mykonos, Ibiza, Cape Town, Punta Del Este, Barcelona, the Caribbean, Italy's Amalfi Coast, and many more.

ARKHAUS has already identified hospitality and investment partners in Dubai and Mexico, and continues to receive regular inquires about opportunities to bring ARKHAUS to new destinations.

Business Model

Explosive Economics...

Revenue is driven by a combination of membership dues, guest passes, and food & beverage sales. The club's capacity is governed by 'Capacity Hours' that are available to members and guest. 'Capacity Usage' is the Actual Used Capacity Hours divided by the Total Capacity Hours Available. Selling only a conservative 360 memberships and expecting an average of 2 guests per member visit, ArkHAUS anticipates operating at 50% Capacity usage in most of year 1.

Tier	Qty	Annual	Total
Tier 1	80	$5,000	$400,000
Tier 2	90	$6,250	$562,500
Tier 3	180	$7,500	$1,350,000
Total Dues	**350**	**$6,607**	**$2,312,500**

* Revenue from 10 Forever Membership NFTs is not included as it is not annual.

After monitoring safety and experience at 50%, as well as alternative revenue opportunities during year 1, the club can opt to sell a greater number of memberships or allow more guests in order to approach 75% or 100% Capacity Usage scenarios.

Source	Revenue
Membership Dues	$2,312,500
Guest Passes	$6,752,000
Food & Beverage	$2,916,000
Other	$432,000
Gross Revenue	**$12,412,500**

With food & beverage sales as the second source of revenue, Other Income will also be generated in the form of cabana rentals, event bookings, charters, and activity rentals.

activity rentals.

...With Room to Grow

With a projected annual top-line revenue of over $12mm in year 1 of full operations, ARKHAUS still leaves much room for growth 1) on a per location basis, and 2) via global expansion.

Per Location

ARKHAUS will initially offer only 360 total memberships (350 annual + 10 NFTs) at reduced pre-sale rates. In year 2, all pre-sale members will lock into a $7500 annual rate, which will increases membership revenue from $2.31mm to up to $2.63mm. Over time, as memberships are retired, new members will sign up at $10k annual. A full 350 annual membership base at $10k annual will increase membership dues revenue to $3.5mm annually.

More importantly, 360 members plus an average of 2 guests per visit only results in 50% of Capacity Usage. This metric is the Actual Used Capacity Hours Used divided by the Total Capacity Hours Available. After monitoring safety and experience at 50%, as well as alternative revenue opportunities during year 1, ARKHAUS can offer a greater number of memberships to those on the wait list, eventually reaching 75% or nearing 100% Capacity Usage scenarios.

CAPACITY USAGE	25%	50%	75%	100%
NET PROFIT	**2,175,900**	**8,029,365**	**13,488,563**	**18,947,760**
REVENUE	**5,770,500**	**12,412,500**	**19,054,500**	**25,696,500**
Membership & Guest	3,880,500	9,064,500	14,248,500	19,432,500
Food & Beverage (net	1,458,000	2,916,000	4,374,000	5,832,000
Other Income	432,000	432,000	432,000	432,000
EXPENSE	**(3,594,600)**	**(4,383,135)**	**(5,565,937)**	**(6,748,740)**
Staffing	(2,111,020)	(2,741,848)	(3,688,090)	(4,634,332)
Operations	(1,483,580)	(1,641,287)	(1,877,847)	(2,114,408)

* Forward-looking projections are not guaranteed.

By expanding Memberships, which also serves to increase Guest Pass revenue as well as Food & Beverage revenue, ARKHAUS can approach $19mm (75%) and $25mm (100%) in top-line revenue.

Global Expansion

With the Miami location open and generating buzz, ARKHAUS will accelerate the expansion plans it is quietly deploying. Expansion will happen in two 5-year phases. In the first 5 years, ARKHAUS aims to open 6 additional locations in New York City, Los Angeles, San Francisco, Paris, Istanbul, and Dubai. In the subsequent 5 years, and with vessel production, membership sales, on-board operations, and logistics planning refined, ARKHAUS can expand to an additional 25-30 locations. Any waterfront with appropriate aesthetics, a suitable local economy, and the tourism capacity to draw members from other club locations can be a fit. A few examples are the French Riviera, Mykonos, Sydney, Barcelona, San Diego, Singapore, Punta del Este, Tulum, Cabo San Lucas, Cape Town, and many more. Conversations with investors and hospitality partners in many of these cities are already in progress and advancing

Summary: With highly attractive base economics per location, increasing per unit gross revenue combined with location expansion serve to create a multiplier effect in growth. As this investment is offered by the parent company ARKHAUS Inc., your investment will benefit from all single club growth and all future locations, creating a truly scalable hospitality business.

The Market

Clear Insight from the Market Leader

While many competitors in the private members club market prove consumer demand, Soho House reigns supreme as the only global player. In July 2021, Soho House's parent company, Membership Collective Group (ticker: MCG) IPO'd, providing vast information to analyze ArkHAUS' market potential.

Analysis of 5 Investment Bank research reports (Bank of America, JP Morgan, Morgan Stanley, Loop Capital Markets, HSBC) results in an average EV/EBITDA multiple targets of 16.4x for year-end 2023.

We then apply this multiple to the projected1st year of ArkHAUS full operations to obtain a projected valuation

Soho House (NYSE: MCG)

2023 Adjusted EBITDA	**$234.2**	**$234.2**	**$234.2**
x Multiple	15.4x	16.4x	17.4x
Equals Estimated Enterprise Value	**$3,606**	**$3,840**	**$4,075**
Less: Year-end 2022 Net Debt	$135	$135	$135
Equals Estimated Equity Value	**$3,471**	**$3,705**	**$3,940**
Equity Value per 28 Locations	$124.0	$132.3	$140.7

ARKHAUS

Yr 1 Full Operations Adjusted EBITDA	**$8.0**	**$8.0**	**$8.0**	**$8.0**
x Multiple	12.0x	15.4x	16.4x	17.4x
Equals Estimated Enterprise Value	**$96.4**	**$123.7**	**$131.7**	**$139.7**
Less: Year-end Net Debt	$3.6	$3.6	$3.6	$3.6
Equals Estimated Equity Value	**$92.7**	**$120.0**	**$128.1**	**$136.1**
Equity Value for single Miami Location	**$93**	$120	$128	$136
Equity Value per 7 Locations	$649	$840	$896	$953

Notes:

* The average EV/EBITDA multiple across 5 IB research reports for MCG is 16.4x, which includes a multi-club economies of scale for the established MCG business.
* In projecting a future value for a single ArkHAUS club, we apply a very conservative 12.0x multiple, as we do not yet have those economies of scale.
* In projecting a future value for a 7 global ArkHAUS clubs, we apply the same 16.4x multiple as MCG.
* For the global 7 club future valuation, our EBITDA would likely be higher due to economics of scale not modeled herein, resulting in a higher Equity Value.

Summary: Investment in this round is at a $20mm valuation ($15mm for Early Bird). The above analysis indicates a single Miami ARKHAUS location will be valued at $93mm (applying a more conservative 12x multiple for single location). With 6 additional locations opened, ARKHAUS would be valued at projected $896mm (applying the same 16.4x multiple as Soho House).

Competition

A Burgeoning Market...

While competitors such as Soho Beach House, Fisher Island Club, and Bath Club are all based on land, ARKHAUS is securing its market position as the next generation-floating members club.

> ***Private Members Club Competitors List:***
> ***Soho Beach House | The Bath Club | Faena Rose | 1 Beach Club***
> ***Fisher Island Club | The Edition Club| The Standard Sp***

Miami and many other cities with a tremendous boating and aquatic culture present a great opportunity for a differentiated marine-based club. However, as yachts and boats do not create a suitable environment for this, no other membership club has been able to expand into this space.

...In Need of Innovation



In partnership with the designers and manufacturers of the vessels, ARKHAUS is redefining the concept of the membership club, both in terms of the venue as well as the experience.

Anchored in smart design
Outfitted with electric engines, solar rooftops, and spuds that elevate the entire platform out of the water, the modular club is built on four Arkup 40′ vessels; a state-of-the-art mansion on water meets the next generation of Transformers.

Charting the course for our collective future
As sea levels rise and water-based cities like Miami face the inevitable reality of disappearing coastline, ARKHAUS is partnering with Seaworthy Collective, an organization that drives regenerative ocean and climate impact through its community of current and aspiring entrepreneurs known as sea change makers. The partnership is part of ARKHAUS' "Party up top, Research on the Bottom," a campaign that aims to equip ARKHAUS vessels with innovative startup solutions, such as drones that will run underwater operations like mangrove restoration and cleanup, among other initiatives.

Power in the members' hands
Gone are the days of membership dues leading to red velvet ropes and anonymous crowds. Today's luxury depends on those who are at the forefront of the changing tides, and forming community around them. All perks and member benefits (such as vessel charters) are designed to enhance the membership's lifestyle. With only 360 memberships available in Year 1, the value of exclusivity reaches beyond enjoyment of the club -- it also means opening doors and creating access to unique opportunities that will, in turn, recharge the caliber of the membership as a whole

What we stand for
We're building a membership club that breaks the mold. A club for the world's disruptors, innovators, and those who care about moving the world forward. In a nutshell, we're creating a community of good work by day, and good people by night.

Investment

Over $550k Raised and Counting

With $550k already raised, this investment round will accelerate ARKHAUS towards reality. Since the prior crowdfunding campaign, the company has made

tremendous progress (see Traction above).

Use of Funds

Vessel deposits
A deposit must be placed to secure financing and begin production of the 4 vessels. US-based production will take approximately 6 months.

Membership marketing
The Marketing budget will be allocated toward content creation, digital marketing, and member acquisition events. As membership presales have exceeded expectations for a favorable Customer Acquisition Cost*, ARKHAUS will have the flexibility to allocate this surplus towards further marketing or other operations.

**An initially budgeted $400k for marketing provided a CAC of $1,111 for 360 memberships. However, an early social media advertising test has demonstrated an actual CAC of $472, 58% lower than initial projections. The growing market awareness, applicant excitement, and a larger and more refined advertising budget will combine to drive the CAC even further down.*

Pre-launch operations
ARKHAUS must undertake a variety of operational activities including surveying, legal, agreements, club furnishings, payroll, and other ancillary expenses

WeFunder Fee
7.5% of funds raised will go towards the WeFunder fee.

About

HAUStory

How CSTM HAUS paved the way for ARKHAUS


NEW YORK
CSTM HAUS
MIAMI
FAENA BAZAAR

Founded in early 2020, CSTM HAUS is a multi-faceted hospitality business offering a hybrid co-working & lifestyle membership as well as an event space from a single flexible venue.

Following the NYC location in the Meatpacking District's famed "Little Flatiron Building", CSTM HAUS set out to get its feet wet in Miami with a pop-up atop the Faena Hotel's Bazaar Rooftop. The breathtaking views soon became the backdrop for a new kind of membership club: a bright, inspiring space that cultivated a healthy blend of powerhouse networking by day with vibrant fun by night. Events such as the fast-growing #NFTuesdays series gained substantial

night. Events such as the fast-growing #NF Tuesdays series gained substantial notoriety, leading to sponsorship from Stella Artois and Diplomático Rum.

Press

As Featured In:

NEW YORK POST BUSINESS INSIDER msn

lifestyles SOUTH FLORIDA SFBW SOUTH FLORIDA BUSINESS JOURNAL YD YANKO DESIGN

Read articles HERE